EXHIBIT 99.2
Clarabridge, Inc. Amended and Restated
2005 Equity Incentive Plan

Note to the Stock Option Agreement
(Incentive Stock Option or Nonstatutory Stock Option)

As set forth in Section 1(d) of the Clarabridge, Inc. Amended and Restated 2005 Equity Incentive Plan (the “Plan”), the Clarabridge, Inc. 2005 Equity Incentive Plan was assumed by Qualtrics International, Inc. (“Qualtrics”) pursuant to that certain Agreement and Plan of Reorganization and Merger by and among Qualtrics, Clarabridge, Inc., Rhodium Merger Sub, Inc. and Shareholder Representative Services LLC, dated as of July 29, 2021, as amended (the “Merger Agreement”), with such assumption becoming effective as of the effective time of the transactions contemplated by the Merger Agreement and with the amendment and restatement of the Plan becoming effective immediately thereafter. The Plan was amended and restated in accordance with Listing Rule 5635(c)(3) and the related interpretive material in IM-5635-1 for purposes of assumption by Qualtrics in order to make necessary adjustments for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement and in order to make appropriate administrative or ministerial changes to align the administration of the Plan with that of the 2021 Qualtrics International Inc. Employee Omnibus Equity Plan. No amendments were made to the Plan that would require shareholder approval from Qualtrics’ shareholders pursuant to those regulations.

Following the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), no further awards shall be issued under the Plan. For the avoidance of doubt, the Stock Option Agreement that applied prior to the Closing, as set forth herein, shall be interpreted and construed in accordance with the Plan as amended and restated in connection with the Closing. Defined terms not explicitly defined in this note shall have the same definitions as in the Plan.

Clarabridge, Inc.
2005 Equity Incentive Plan

Stock Option Agreement
(Incentive Stock Option or Nonstatutory Stock Option)
Pursuant to your Stock Option Grant Notice (“Grant Notice”) and this Stock Option Agreement, ClaraBridge, Inc. (“Company”) has granted you an option under its 2005 Equity Incentive Plan (“Plan”) to purchase the number of shares of the Company’s Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. Defined terms not explicitly defined in this Stock Option Agreement but defined in the Plan shall have the same definitions as in the Plan.
The details of your option are as follows:
1.Vesting. Subject to the limitations contained herein, your option will vest as provided in your Grant Notice, provided that vesting will cease upon the termination of your Continuous Service.
2.Number of Shares and Exercise Price. The number of shares of Common Stock subject to your option and your exercise price per share referenced in your Grant Notice may be adjusted from time to time for Capitalization Adjustments.
3.Exercise prior to Vesting (“Early Exercise”). If permitted in your Grant Notice (i.e., the “Exercise Schedule” indicates that “Early Exercise” of your option is permitted) and subject to the provisions of your option, you may elect at any time that is both (i) during the period of your Continuous Service and (ii) during the term of your option, to exercise all or part of your option, including the nonvested portion of your option; provided, however, that:
(a)a partial exercise of your option shall be deemed to cover first vested shares of Common Stock and then the earliest vesting installment of unvested shares of Common Stock;
(b)any shares of Common Stock so purchased from installments that have not vested as of the date of exercise shall be subject to the purchase option in favor of the Company as described in the Company’s form of Early Exercise Stock Purchase Agreement;
(c)you shall enter into the Company’s form of Early Exercise Stock Purchase Agreement with a vesting schedule that will result in the same vesting as if no early exercise had occurred; and
(d)if your option is an Incentive Stock Option, then, to the extent that the aggregate Fair Market Value (determined at the time of grant) of the shares of Common Stock with respect to which your option plus all other Incentive Stock Options you hold are exercisable for the first time by you during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), your option(s) or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.
4.Method of Payment. Payment of the exercise price is due in full upon exercise of all or any part of your option. You may elect to make payment of the exercise price in cash or by check or in any other manner permitted by your Grant Notice, which may include one or more of the following:
(a)In the Company’s sole discretion at the time your option is exercised and provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds.
(b)Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, by delivery of already-owned shares of Common Stock either that you have held for the period required to avoid a charge to the Company’s reported earnings (generally six (6) months) or that you did not acquire, directly or indirectly from the Company, that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your option, shall include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. Notwithstanding the foregoing, you may not exercise your option by tender to the Company of Common Stock to the extent such tender would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.
(c)Pursuant to the following deferred payment alternative:
(i)Not less than one hundred percent (100%) of the aggregate exercise price, plus accrued interest, shall be due four (4) years from date of exercise or, at the Company’s election, upon termination of your Continuous Service.
(ii)Interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid (1) the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement and (2) the treatment of the Option as a variable award for financial accounting purposes.
(iii)If so required by applicable state corporate law, payment of the Common Stock’s “par value,” as defined in the applicable corporate statute, shall be made in cash and not by deferred payment.
(iv)In order to elect the deferred payment alternative, you must, as a part of your written notice of exercise, give notice of the election of this payment alternative and,

in order to secure the payment of the deferred exercise price to the Company hereunder, if the Company so requests, you must tender to the Company a promissory note and a pledge agreement covering the purchased shares of Common Stock, both in form and substance satisfactory to the Company, or such other or additional documentation as the Company may request.
5.Whole Shares. You may exercise your option only for whole shares of Common Stock.
6.Securities Law Compliance. Notwithstanding anything to the contrary contained herein, you may not exercise your option unless the shares of Common Stock issuable upon such exercise are then registered under the Securities Act or, if such shares of Common Stock are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of your option also must comply with other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations.
7.Term. You may not exercise your option before the commencement or after the expiration of its term. The term of your option commences on the Date of Grant and expires upon the earliest of the following:
(a)three (3) months after the termination of your Continuous Service for any reason other than your Disability or death, provided that if during any part of such three (3) month period your option is not exercisable solely because of the condition set forth in Section 6, your option shall not expire until the earlier of the Expiration Date or until it shall have been exercisable for an aggregate period of three (3) months after the termination of your Continuous Service;
(b)twelve (12) months after the termination of your Continuous Service due to your Disability;
(c)eighteen (18) months after your death if you die either during your Continuous Service or within three (3) months after your Continuous Service terminates;
(d)the Expiration Date indicated in your Grant Notice; or
(e)the day before the tenth (10th) anniversary of the Date of Grant.
If your option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the date of grant of your option and ending on the day three (3) months before the date of your option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of your option under certain circumstances for your benefit but cannot guarantee that your option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the

Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your option more than three (3) months after the date your employment with the Company or an Affiliate terminates.
8.Exercise.
(a)You may exercise the vested portion of your option (and the unvested portion of your option if your Grant Notice so permits) during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.
(b)By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of your option, (2) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (3) the disposition of shares of Common Stock acquired upon such exercise.
(c)If your option is an Incentive Stock Option, by exercising your option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your option that occurs within two (2) years after the date of your option grant or within one (1) year after such shares of Common Stock are transferred upon exercise of your option.
(d)By exercising your option you agree that you shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by you, for a period of time specified by the managing underwriter(s) (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Securities Act (“Lock Up Period”); provided, however, that nothing contained in this section shall prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock Up Period. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company and/or the underwriter(s) that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your shares of Common Stock until the end of such period. The underwriters of the Company’s stock are intended third party beneficiaries of this Section 8(d) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.
9.Transferability. Your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise your option.
10.Right of First Refusal. Shares of Common Stock that you acquire upon exercise of your option shall be subject to any right of first refusal in favor of the Company or its assignees (including exemptions thereto) that may be contained in the Company’s Bylaws applicable to the Company’s Common Stock, as amended from time to time, with appropriate adjustments made at the discretion of the Company to the time periods set forth in the Bylaws in order to accommodate a delayed exercise of the Company’s right of first refusal which is intended to avoid a financial accounting charge to earnings as contemplated in the Plan. In the event that the shares acquired upon exercise of your option are not subject to any right of first refusal in favor of the Company or its assignees contained in the Company’s Bylaws, or are otherwise exempt from such right of first refusal provisions contained in the Company’s Bylaws, the shares received pursuant to your Award shall be subject to the rights of first refusal described below. The Company’s right of first refusal shall expire on the Listing Date as defined in the Plan.
(a)Prior to the Listing Date, you may not validly transfer (as hereinafter defined) any shares of stock purchased on exercise of the option, or any interest in such shares, unless such transfer is solely for cash consideration and is made in compliance with the following provisions:
(i)Before there can be a valid transfer of any shares or any interest therein, the record holder of the shares to be transferred (“Offered Shares”) shall give written notice (by registered or certified mail) to the Company. Such notice shall specify the identity of the proposed transferee, the cash price offered for the Offered Shares by the proposed transferee and the other terms and conditions of the proposed transfer. The date such notice is mailed shall be hereinafter referred to as the “notice date” and the record holder of the Offered Shares shall be hereinafter referred to as the “Offeror.” If, from time to time, there is any stock dividend, stock split or other change in the character or amount of any of the outstanding stock of the corporation the stock of which is subject to the provisions of this option, then in such event any and all new, substituted or additional securities to which you are entitled by reason of your ownership of the shares acquired upon exercise of this option shall be immediately subject to the Company’s Right of First Refusal with the same force and effect as the shares subject to the Right of First Refusal immediately before such event.
(ii)For a period of thirty (30) calendar days after the notice date, or such longer period as may be required to avoid a charge to earnings for financial accounting purposes, the Company shall have the option to purchase all (but not less than all) of the Offered Shares at the purchase price and on the terms set forth in subsection 10(a)(iii) (“Right of First Refusal”). The Company may exercise its Right of First Refusal by mailing (by registered or certified mail) written notice of exercise of its Right of First Refusal to the Offeror prior to the end of said thirty (30) days (including any extension required to avoid a charge to earnings for financial accounting purposes).

(iii)The price at which the Company may purchase the Offered Shares pursuant to the exercise of its Right of First Refusal shall be the cash price offered for the Offered Shares by the proposed transferee (as set forth in the notice required under subsection 10(a)(i)). To the extent consideration other than cash is offered by the proposed transferee, the Company shall not be required to pay any additional amounts to the Offeror other than the cash price offered. The Company’s notice of exercise of its Right of First Refusal shall be accompanied by full payment for the Offered Shares and, upon such payment by the Company, the Company shall acquire full right, title and interest to all of the Offered Shares.
(iv)If, and only if, the option given pursuant to subsection 10(a)(ii) is not exercised, the transfer proposed in the notice given pursuant to subsection 10(a)(i) may take place; provided, however, that such transfer must, in all respects, be exactly as proposed in said notice except that such transfer may not take place either before the tenth (10th) calendar day after the expiration of said 30-day option exercise period or after the ninetieth (90th) calendar day after the expiration of said 30-day option exercise period, and if such transfer has not taken place prior to said ninetieth (90th) day, such transfer may not take place without once again complying with subsection 10(a). The option exercise periods in this subsection 10(a)(iv) shall be adjusted to include any extension required to avoid a charge to earnings for financial accounting purposes.
(b)As used in this Section 10, the term “transfer” means any sale, encumbrance, pledge, gift or other form of disposition or transfer of shares of the Company’s stock or any legal or equitable interest therein; provided, however, that the term “transfer” does not include a transfer of such shares or interests by will or by the applicable laws of descent and distribution.
(c)None of the shares of the Company’s stock purchased on exercise of this option shall be transferred on the Company’s books nor shall the Company recognize any such transfer of any such shares or any interest therein unless and until all applicable provisions of this Section 10 have been complied with in all respects. The certificates of stock evidencing shares of stock purchased on exercise of this option shall bear an appropriate legend referring to the transfer restrictions imposed by this Section 10.
(d)To ensure that shares subject to the Company’s Right of First Refusal will be available for repurchase by the Company, the Company may require you to deposit the certificate(s) evidencing the shares that you purchase upon exercise of this option with an escrow agent designated by the Company under the terms and conditions of an escrow agreement approved by the Company. If the Company does not require such deposit as a condition of exercise of your option, the Company reserves the right at any time to require you to so deposit the certificate(s) in escrow. As soon as practicable after the expiration of the Company’s Right of First Refusal, the agent shall deliver to you the shares and any other property no longer subject to such restriction. In the event the shares and any other property held in escrow are subject to the Company’s exercise of its Right of First Refusal, the notices required to be given to you shall be given to the escrow agent, and any payment required to be given to you shall be given to the escrow agent. Within thirty (30) days after payment by the Company for the Offered Shares, the escrow agent shall deliver the Offered Shares that the Company has repurchased to the Company and shall deliver the payment received from the Company to you.
11.Right of Repurchase.
(a)The Company shall have the right to repurchase all or any part of the shares received pursuant to the exercise of your option (a “Repurchase Right”), prior to the Listing Date as defined in the Plan, on the terms and conditions below.
(b)The Company may elect (but is not obligated), prior to the Listing Date as defined in the Plan, to repurchase all or any part of the vested and unvested shares you received pursuant to this option. If, from time to time, there is any stock dividend, stock split or other change in the character or amount of any of the outstanding stock of the corporation the stock of which is subject to the provisions of this option, then in such event any and all new, substituted or additional securities to which you are entitled by reason of your ownership or the shares acquired upon exercise of this option shall be immediately subject to this Repurchase Right with the same force and effect as the shares subject to this Repurchase Right immediately before such event.
(c)The Company’s Repurchase Right shall be exercisable only within the ninety (90) day period following a Repurchase Event, or such longer period as may be required to avoid a charge to earnings for financial accounting purposes or as otherwise agreed to by the Company and you (“Repurchase Period”). Each of the following events shall constitute a “Repurchase Event:”
(i)Termination of your Continuous Service for any reason or no reason, with or without cause, including death or Disability, in which event the Repurchase Period shall commence on the date of termination of your Continuous Service (or in the case of a post-termination exercise of this option, the date of such exercise).
(ii)You, your legal representative, or other holder of shares acquired upon exercise of this option attempts to sell, exchange, transfer, pledge, or otherwise dispose of any of the shares without compliance with the right of first refusal provisions contained in the Company’s Bylaws, if applicable, or Section 10 herein (if applicable), in which event the Repurchase Period shall commence on the date the Company receives actual notice of such attempted sale, exchange, transfer, pledge or other disposition.
(iii)The receivership, bankruptcy, or other creditor’s proceeding regarding you or the taking of any of the shares by legal process, such as a levy of execution, in which event the Repurchase Period shall commence on the date the Company receives actual notice of the commencement of pendency of the receivership, bankruptcy or other creditor’s proceeding or the date of such taking, as the case may be, and the Fair Market Value of the shares shall be determined as of the last day of the month preceding the month in which the proceeding involved commenced or the taking occurred.

(d)The Company shall not exercise its Repurchase Right for less than all of the shares without your consent, shall exercise its Repurchase Right only for cash or cancellation of purchase money indebtedness for the shares and shall give you written notice (accompanied by payment for the shares) within ninety (90) calendar days after the later of the Repurchase Event or a proper purchase of shares following such Repurchase Event (including after any extension of the Repurchase Period to avoid a charge to earnings for financial accounting purposes).
(e)The repurchase price for vested shares shall be equal to the shares’ Fair Market Value at the time of the Repurchase Event. The Company may repurchase unvested shares at a price equal to the lesser of the shares’ Fair Market Value or your exercise price for such shares as indicated on the Stock Option Grant Notice.
(f)To ensure that the shares subject to the Company’s Repurchase Right will be available for repurchase, the Company may require you to deposit the certificate evidencing the shares that you purchase upon exercise of this option with an agent designated by the Company under the terms and conditions of an escrow agreement approved by the Company. If the Company does not require such deposit as a condition of exercise of this option, the Company reserves the right at any time to require you to so deposit the certificate in escrow. As soon as practicable after the expiration of this Repurchase Right, the agent shall deliver to you the shares and any other property no longer subject to such restriction. In the event the shares and any other property held in escrow are subject to the Company’s exercise of its Repurchase Right, the notices required to be given to you shall be given to the escrow agent, and any payment required to be given to you shall be given to the escrow agent. Within thirty (30) days after payment by the Company for the shares, the escrow agent shall deliver the shares that the Company has purchased to the Company and shall deliver the payment received from the Company to you.
12.Option Not a Service Contract. Your option is not an employment or service contract, and nothing in your option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option shall obligate the Company or an Affiliate, their respective stockholders, Boards of Directors, Officers or Employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.
13.Withholding Obligations.
(a)At the time you exercise your option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

(b)Upon your request and subject to approval by the Company, in its sole discretion, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid variable award accounting). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your option. Notwithstanding the filing of such election, shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.
(c)You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company shall have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein unless such obligations are satisfied.
14.Notices. Any notices provided for in your option or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.
15.Governing Plan Document. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of your option and those of the Plan, the provisions of the Plan shall control.